FOR IMMEDIATE RELEASE	TSX: SLW
May 9, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES SOLID START TO 2016

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the first quarter ended March 31, 2016. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton realized the second best quarter ever in terms of production and sales volumes in the first quarter of 2016. Of note, Salobo once again reported record production, and, for the first time, Silver Wheaton sold over 65,000 ounces of gold in a quarter. Furthermore, operating cash flows increased 28% and revenues increased 44%, compared with Q1 2015.

FIRST QUARTER HIGHLIGHTS

•	Attributable silver equivalent production in Q1 2016 of 12.7 million ounces (7.6 million ounces of silver and 64,900 ounces of gold), compared with 10.3 million ounces in Q1 2015, representing an increase of 24%.
•	Attributable silver equivalent sales volume in Q1 2016 of 12.8 million ounces (7.6 million ounces of silver and 65,300 ounces of gold), compared with 7.7 million ounces in Q1 2015, representing an increase of 65%.
•	During the three month period ended March 31, 2016, payable silver equivalent ounces attributable to the Company produced but not yet delivered² decreased by 0.9 million ounces to approximately 6.1 million ounces.
•	Revenues of $188 million in Q1 2016 compared with $131 million in Q1 2015, representing an increase of 44%.
•	Average realized sale price per silver equivalent ounce sold in Q1 2016 of $14.70 ($14.68 per ounce of silver and $1,175 per ounce of gold), compared with $16.90 in Q1 2015, representing a decrease of 13%.
•	Net earnings of $41 million ($0.10 per share) in Q1 2016 compared with $49 million ($0.13 per share) in Q1 2015, representing a decrease of 17%.1
•	Operating cash flows of $114 million ($0.28 per share¹) in Q1 2016 compared with $89 million ($0.24 per share¹) in Q1 2015, representing an increase of 28%.
•	Cash operating margin¹ in Q1 2016 of $10.26 per silver equivalent ounce compared with $12.44 in Q1 2015, representing a decrease of 18%.
•	Average cash costs¹ in Q1 2016 were $4.14 and $389 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ decreased to $4.44 compared with $4.46 in Q1 2015.

•	Declared quarterly dividend of $0.05 per common share.
•	On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada in relation to the Notices of Reassessment (the "Reassessments") issued by the Canada Revenue Agency (the "CRA"). In order to commence the appeal, Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Upon approval from the CRA, Silver Wheaton posted security on March 15, 2016, in the form of a letter of guarantee in the amount of Cdn$192 million rather than making a deposit in cash.
•	Asset Highlights
o	On March 21, 2016, the Company announced that it had entered into a definitive Early Deposit Precious Metals Purchase Agreement with Panoro Minerals Ltd. in respect to the Cotabambas project located in Peru.
•	Events Subsequent To The Quarter
o	On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

"Silver Wheaton had a solid start to 2016, and the company is on track to realising its production guidance of 54 million silver equivalence ounces for the year," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "With strong performances from the Salobo and Antamina mines offsetting a shortfall from the San Dimas mine, Silver Wheaton achieved its second best quarter ever of production and sales volumes. Production at the San Dimas mine was below expectations; however, it was related to Primero's efforts to enhance safety at the mine, an initiative that we fully support. Beyond our existing assets, Silver Wheaton continues to focus on acquiring new accretive streams from high-quality, low-cost mines. Having recently completed an equity offering, we believe that we are well-positioned to benefit from an environment that is ripe with opportunities."

Financial Review

Revenues
Revenue was $188 million in the first quarter of 2016 on silver equivalent sales of 12.8 million ounces (7.6 million ounces of silver and 65,300 ounces of gold). This represents a 44% increase from the $131 million of revenue generated in the first quarter of 2015 due primarily to a 65% increase in the number of silver equivalent ounces sold, partially offset by a 13% decrease in the average realized silver equivalent price ($14.70 in Q1 2016 compared with $16.90 in Q1 2015).

Costs and Expenses
Average cash costs¹ in the first quarter of 2016 were $4.44 per silver equivalent ounce as compared with $4.46 during the comparable period of 2015. This resulted in a cash operating margin¹ of $10.26 per silver equivalent ounce, a reduction of 18% as compared with Q1 2015. The decrease in the cash operating margin was primarily due to a 13% decrease in the average realized silver equivalent price in Q1 2016 compared with Q1 2015.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the first quarter of 2016 were $41 million ($0.10 per share) and $114 million ($0.28 per share¹), compared with $49 million ($0.13 per share) and $89 million ($0.24 per share¹) for the same period in 2015, a decrease of 17% and an increase of 28%, respectively.

Balance Sheet
At March 31, 2016, the Company had approximately $87 million of cash on hand and $1,371 million outstanding under the Company's $2 billion revolving term loan.  On March 18, 2016, the Company's lenders extended the term of the revolving term loan by an additional year, with the facility now maturing on February 27, 2021.

On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

The Company has repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share.

Update on CRA Dispute and Audit of International Transactions
On September 24, 2015, the Company received Reassessments from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada.  In order to commence the appeal, Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Upon approval from the CRA, Silver Wheaton posted security on March 15, 2016 in the form of a letter of guarantee rather than making a deposit in cash. The letter of guarantee is in the amount of Cdn$192 million, which includes interest accrued to-date plus estimated interest for the following year. The timing for the court process is uncertain.

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

First Quarter Asset Highlights

During the first quarter of 2016, attributable silver equivalent production was 12.7 million ounces (7.6 million ounces of silver and 64,900 ounces of gold), representing an increase of 24% compared with the first quarter of 2015.

Operational highlights for the quarter ended March 31, 2016, are as follows:

Salobo
In the first quarter of 2016, Salobo produced a record 37,871 ounces of attributable gold, an increase of approximately 39% relative to the first quarter of 2015. This growth was primarily due to increased throughput resulting from the expansion to 24 million tonnes per annum, which commenced production in mid-2014. According to the Vale S.A. ("Vale") first quarter 2016 production report, Salobo is expected to continue to improve production throughout 2016 as rainfall decreases. Vale further reports that Salobo achieved the monthly production record for copper concentrate in March 2016, and is expected to reach its full production capacity in the second half of 2016.

Peñasquito
In the first quarter of 2016, Peñasquito produced 1.4 million ounces of attributable silver, a decrease of approximately 7% relative to the first quarter of 2015 due to lower grades being mined as part of mine sequencing. As disclosed in Goldcorp Inc.'s ("Goldcorp") first quarter of 2016 MD&A, the lower grades will persist through the year and a 10-day maintenance shutdown is scheduled in the second quarter. Goldcorp further reports that construction of the Northern Well Field project continued to progress during the quarter and is on track to be completed in late-2016.

San Dimas
In the first quarter of 2016, San Dimas produced 0.9 million ounces of attributable silver, a decrease of approximately 52% relative to the first quarter of 2015. As per Primero Mining Corp.'s ("Primero") first quarter production results, production at San Dimas was impacted by changes to the mining sequence which now includes the implementation of Canadian standards for ground support, and the condition that all employees will never work under unsupported ground. As a result, mill throughput was restricted to an average of 1,639 tonnes per day ("tpd") during the quarter. In April, Primero was successful in re-establishing operations above the current 2,500 tpd nameplate capacity. Primero further reported that the addition of ground support has resulted in a modified mine plan for the remainder of 2016, with the Company targeting higher grade stopes at slightly lower tonnes. Primero indicated that the 2016 operating plan does not require completion of the mill expansion to 3,000 tpd and as a result the project has been deferred.

On February 3, 2016, Primero announced that its Mexican subsidiary had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. Primero has indicated in its MD&A for the first quarter of 2016 that it intends to vigorously defend the validity of the APA and that it has filed procedural and substantive responses to the claim.

Antamina
In the first quarter of 2016, Antamina produced 2.0 million ounces of attributable silver as higher grades and recoveries more than offset the impact of planned maintenance in the quarter. As a reminder, Silver Wheaton is guiding for 2016 production at Antamina to be approximately 5.5 million ounces.

Sudbury
In the first quarter of 2016, Vale's Sudbury mines produced 12,247 ounces of attributable gold, an increase of approximately 41% relative to the first quarter of 2015. This increase was attributable to higher grades (driven by increased production from the Totten mine), mill recoveries and throughput.

Other
Constancia: In the first quarter of 2016, Constancia produced approximately 3,435 ounces of attributable gold and 0.5 million ounces of attributable silver, an increase of 77% and 388%, respectively. These increases were due to the ramp up of the mine after commercial production was declared on April 30, 2015.

Minto: In the first quarter of 2016, Minto produced 3,114 ounces of attributable gold, a decrease of approximately 18% relative to the first quarter of 2015, primarily due to lower grades and recoveries more than offsetting higher throughput. According to Capstone Mining Corp.'s ("Capstone") first quarter production results, mining rates and access to Minto North ore remained on schedule.

777: In the first quarter of 2016, 777 produced 8,275 ounces of attributable gold, a decrease of approximately 32% relative to the first quarter of 2015 primarily due to lower grades.

Cotabambas: As per Silver Wheaton's news release dated March 21, 2016, the Company announced that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. ("SWC"), has entered into a definitive Early Deposit Precious Metals Purchase Agreement (the "Cotabambas Early Deposit Agreement") with Panoro Minerals Ltd. and its wholly owned subsidiary Panoro Trading (Cayman) Ltd. ("Panoro") in respect of the Cotabambas project located in Peru. SWC will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to SWC have been delivered, at which point the stream would drop to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the Cotabambas Early Deposit Agreement, SWC will pay a total cash consideration of US$140 million plus an ongoing production payment. Once certain conditions have been met, SWC will advance US$14 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"), and receipt of permits and construction commencing, SWC may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement.

Produced But Not Yet Delivered 2
As at March 31, 2016, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners decreased by 0.9 million ounces to approximately 6.1 million silver equivalent payable ounces, as decreases at Minto, San Dimas, Zinkgruvan, and Yauliyacu more than offset increases at Sudbury, Peñasquito, and Salobo. Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Webcast and Conference Call Details

A conference call will be held Monday, May 9, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	85631140
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 16, 2016. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	85631140
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. The Company has streams on some of the largest and lowest cost mines in the world. Silver Wheaton's production and growth are founded on cornerstone assets including the Salobo mine in Brazil, the Peñasquito and San Dimas mines in Mexico, and the Antamina mine in Peru. Based upon its current agreements, forecast 2016 estimated annual attributable production is approximately 54 million silver equivalent ounces3, including 265,000 ounces of gold. Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces3 per year, including 260,000 ounces of gold.

End Notes

[1]	Please refer to non-IFRS measures at the end of this press release.
[2]	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[3]
Silver equivalent production forecast assumes a gold/silver ratio of 80:1. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

Condensed Interim Consolidated Statement of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2016	2015
Sales	$187,511	$130,504
Cost of sales
Cost of sales, excluding depletion	$56,636	$34,464
Depletion	71,344	32,045
Total cost of sales	$127,980	$66,509
Gross margin	$59,531	$63,995
Expenses and other income
General and administrative [1]	$10,844	$8,170
Interest expense	6,932	1,500
Other expense	1,160	1,924
	$18,936	$11,594
Earnings before income taxes	$40,595	$52,401
Income tax recovery (expense)	384	(2,982)
Net earnings	$40,979	$49,419

Basic earnings per share	$0.10	$0.13
Diluted earnings per share	$0.10	$0.13
Weighted average number of shares outstanding
Basic	402,952	370,844
Diluted	403,125	371,115
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,397	$1,922

Condensed Interim Consolidated Balance Sheets

	March 31	December 31
(US dollars in thousands - unaudited)	2016	2015
Assets
Current assets
Cash and cash equivalents	$86,776	$103,297
Accounts receivable	1,648	1,124
Other	1,878	1,455
Total current assets	$90,302	$105,876
Non-current assets
Silver and gold interests	$5,398,111	$5,469,412
Early deposit - silver and gold interest	15,725	15,725
Royalty interest	9,107	9,107
Long-term investments	36,648	19,776
Other	13,251	12,315
Total non-current assets	$5,472,842	$5,526,335
Total assets	$5,563,144	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,248	$10,664
Dividends payable	20,088	-
Current portion of performance share units	5,924	1,904
Total current liabilities	$34,260	$12,568
Non-current liabilities
Bank debt	$1,371,000	$1,466,000
Deferred income taxes	187	176
Performance share units	1,310	2,732
Total non-current liabilities	$1,372,497	$1,468,908
Total liabilities	$1,406,757	$1,481,476
Shareholders' equity
Issued capital	$2,799,548	$2,815,569
Reserves	(5,306)	(23,197)
Retained earnings	1,362,145	1,358,363
Total shareholders' equity	$4,156,387	$4,150,735
Total liabilities and shareholders' equity	$5,563,144	$5,632,211

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2016	2015
Operating activities
Net earnings	$40,979	$49,419
Adjustments for
Depreciation and depletion	71,575	32,142
Amortization of credit facility origination fees:
Interest expense	257	113
Amortization of credit facility origination fees - undrawn facilities	107	248
Write off of credit facility origination fees upon repayment of NRT Loan	-	1,315
Interest expense	6,675	1,387
Equity settled stock based compensation	1,397	1,922
Performance share units	2,321	782
Deferred income tax (recovery) expense	(371)	2,936
Investment income recognized in net earnings	(31)	(132)
Other	30	(38)
Change in non-cash working capital	(3,091)	150
Cash generated from operations	$119,848	$90,244
Interest paid - expensed	(6,119)	(1,188)
Interest received	25	75
Cash generated from operating activities	$113,754	$89,131
Financing activities
Bank debt repaid	$(95,000)	$(1,000,000)
Bank debt drawn	-	800,000
Credit facility origination fees	(1,300)	(4,112)
Shares issued	-	800,000
Share issue costs	-	(30,344)
Redemption of share capital	(33,126)	-
Share purchase options exercised	-	2,887
Cash generated from (applied to) financing activities	$(129,426)	$568,431
Investing activities
Silver and gold interests	$(273)	$(900,003)
Interest paid - capitalized to silver interests	(615)	(1,824)
Silver and gold interests - early deposit	(1)	(13)
Proceeds on disposal of silver interest	-	25,000
Dividend income received	6	57
Other	(47)	(612)
Cash applied to investing activities	$(930)	$(877,395)
Effect of exchange rate changes on cash and cash equivalents	$81	$(257)
Decrease in cash and cash equivalents	$(16,521)	$(220,090)
Cash and cash equivalents, beginning of period	103,297	308,098
Cash and cash equivalents, end of period	$86,776	$88,008

Summary of Ounces Produced and Sold

	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced [2]
San Dimas [3]	923	2,317	1,418	1,786	1,928	1,744	1,290	1,118
Yauliyacu	657	749	696	696	576	687	875	658
Peñasquito	1,352	1,766	2,092	1,932	1,447	1,582	1,630	2,054
Antamina	2,021	2,403	-	-	-	-	-	-
Other [4]	2,617	3,049	2,684	2,787	2,391	2,391	2,300	2,481
Total silver ounces produced	7,570	10,284	6,890	7,201	6,342	6,404	6,095	6,311
Gold ounces produced [2]
Sudbury [5]	12,247	13,678	7,300	8,195	8,666	9,924	12,196	7,473
Salobo	37,871	37,680	32,954	27,805	27,185	12,253	10,415	8,486
Other [6]	14,824	19,293	15,592	14,082	17,809	13,925	19,064	16,796
Total gold ounces produced	64,942	70,651	55,846	50,082	53,660	36,102	41,675	32,755
Silver equivalent ounces of gold produced [7]	5,163	5,289	4,203	3,672	3,926	2,675	2,786	2,144
Silver equivalent ounces produced [7]	12,733	15,573	11,093	10,873	10,268	9,079	8,881	8,455
Silver equivalent ounces produced - as originally reported [2,7]	n.a.	15,463	10,993	10,904	10,371	8,964	8,447	8,365
Increase (Decrease) [2]	n.a.	110	100	(31)	(103)	115	434	90
Silver ounces sold
San Dimas [3]	1,345	2,097	2,014	1,265	1,901	1,555	1,295	1,194
Yauliyacu	603	987	428	809	320	761	1,373	111
Peñasquito	949	2,086	2,053	1,420	1,573	1,640	1,662	1,958
Antamina	1,879	1,340	-	-	-	-	-	-
Other [4]	2,776	2,241	2,080	2,081	1,871	1,777	1,969	1,964
Total silver ounces sold	7,552	8,751	6,575	5,575	5,665	5,733	6,299	5,227
Gold ounces sold
Sudbury [5]	9,007	6,256	6,674	12,518	8,033	11,251	5,566	6,718
Salobo	35,366	44,491	21,957	32,156	9,794	14,270	7,180	11,902
Other [6]	20,885	14,152	19,446	16,300	10,572	12,383	23,972	16,158
Total gold ounces sold	65,258	64,899	48,077	60,974	28,399	37,904	36,718	34,778
Silver equivalent ounces of gold sold [7]	5,207	4,863	3,619	4,468	2,058	2,808	2,441	2,267
Silver equivalent ounces sold [7]	12,759	13,614	10,194	10,043	7,723	8,541	8,740	7,494
Gold / silver ratio [7]	79.8	74.9	75.3	73.3	72.5	74.1	66.5	65.2
Cumulative payable silver equivalent ounces produced but not yet delivered [8]	6,085	6,995	6,380	6,398	6,445	4,952	5,147	5,996

1)	All figures in thousands except gold ounces produced and sold.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp's four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
6)	Comprised of the Minto, 777 and Constancia gold interests.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
8)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2016
	Ounces Produced [2]	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	923	1,345	$19,972	$14.85	$4.24	$1.11	$12,781	$14,269	$145,067
Yauliyacu	657	603	9,037	14.98	5.38	5.78	2,305	5,792	161,795
Peñasquito	1,352	949	13,632	14.37	4.09	3.05	6,855	9,751	427,951
Antamina	2,021	1,879	27,194	14.47	2.98	9.94	2,927	21,603	868,348
Other [4]	2,617	2,776	41,012	14.77	4.62	4.36	16,063	27,743	944,884
	7,570	7,552	$110,847	$14.68	$4.14	$5.12	$40,931	$79,158	$2,548,045
Gold
Sudbury [5]	12,247	9,007	$10,573	$1,174	$400	$787	$(119)	$7,074	$499,161
Salobo	37,871	35,366	41,018	1,160	400	423	11,902	26,871	2,141,788
Other [6]	14,824	20,885	25,073	1,201	366	509	6,817	18,060	209,117
	64,942	65,258	$76,664	$1,175	$389	$501	$18,600	$52,005	$2,850,066
Silver equivalent [7]	12,733	12,759	$187,511	$14.70	$4.44	$5.59	$59,531	$131,163	$5,398,111
Corporate
General and administrative							$(10,844)
Other							(7,708)
Total corporate							$(18,552)	$(17,409)	$165,033
	12,733	12,759	$187,511	$14.70	$4.44	$5.59	$40,979	$113,754	$5,563,144

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended March 31, 2015
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,928	1,901	$32,054	$16.86	$4.20	$0.88	$22,398	$24,069	$151,280
Yauliyacu	576	320	5,289	16.53	4.16	6.43	1,899	3,958	185,419
Peñasquito	1,447	1,573	27,010	17.17	4.07	2.85	16,128	20,607	446,667
Other [4]	2,391	1,871	31,659	16.92	4.13	3.63	17,139	24,334	1,160,841
	6,342	5,665	$96,012	$16.95	$4.14	$2.65	$57,564	$72,968	$1,944,207
Gold
Sudbury [5]	8,666	8,033	$9,682	$1,205	$400	$841	$(291)	$6,053	$577,103
Salobo	27,185	9,794	12,096	1,235	400	420	4,067	8,178	2,198,143
Other [6]	17,809	10,572	12,714	1,203	367	585	2,655	9,093	399,373
	53,660	28,399	$34,492	$1,214	$388	$600	$6,431	$23,324	$3,174,619
Silver equivalent [7]	10,268	7,723	$130,504	$16.90	$4.46	$4.15	$63,995	$96,292	$5,118,826
Corporate
General and administrative							$(8,170)
Other							(6,406)
Total corporate							$(14,576)	$(7,161)	$149,248
	10,268	7,723	$130,504	$16.90	$4.46	$4.15	$49,419	$89,131	$5,268,074

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.	Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.	Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

iii.	Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's Management Discussion and Analysis available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	payments by Silver Wheaton's wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. to Panoro and its wholly owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement for the Cotabambas project, including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;
•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's (as defined herein) production and cash flow profile;
•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•	the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•	risks related to the Mining Operations (as defined in Silver Wheaton's Annual Information Form) from which Silver Wheaton purchases silver or gold and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;
•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to the entering into and completion of the Cotabambas Early Deposit Agreement;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton (the "Common Shares"), including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form and the additional risks identified under "Risks and Uncertainties" in Management's Discussion and Analysis for the period ended December 31, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F filed on March 30, 2016 and Form 6-K filed March 16, 2016, both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the Common Shares trading below their value from time to time;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•	any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;
•	the estimate of the carrying value of Silver Wheaton's precious metal purchase agreements; and
•	other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com